                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       PHOENIX INFORMATION SYSTEMS CORP.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   719077109
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 31, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 16 Pages
                               Exhibit Index: none

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 2 OF 16 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 S-C Phoenix Partners

2        Check the Appropriate Box If a Member of a Group*
                                            a.  /x/
                                            b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 New York

                          7       Sole Voting Power
  Number of                                19,909,999
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  19,909,999
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           19,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                  40.27%

14       Type of Reporting Person*

                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 3 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                            a.  /x/
                                            b.  / /

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                           19,909,999


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                  40.27%

14       Type of Reporting Person*

                 CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 4 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 S-C Phoenix Holdings, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                            a.  /x/
                                            b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           19,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                  40.27%

14       Type of Reporting Person*

                 OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 5 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                            a.  /x/
                                            b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           19,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /

13       Percent of Class Represented By Amount in Row (11)

                          40.27%

14       Type of Reporting Person*

                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 6 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                            a.  /x/
                                            b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           19,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                  40.27%

14       Type of Reporting Person*

                 CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 7 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros

2        Check the Appropriate Box If a Member of a Group*
                                            a.  /x/
                                            b.  / /

3        SEC Use Only

4        Source of Funds*

                 PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           19,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                  40.27%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 8 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Winston Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                            a.  /x/
                                            b.  / /

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           19,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                  40.27%

14       Type of Reporting Person*

                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 9 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                            a.  /x/
                                            b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           19,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                  40.27%

14       Type of Reporting Person*

                 IA; PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                         PAGE 10 OF 16 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                            a.  /x/
                                            b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 19,909,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           19,909,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           19,909,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /

13       Percent of Class Represented By Amount in Row (11)

                                  40.27%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 16 Pages


                 This Amendment No. 6 to Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Phoenix Information Systems Corp. (the "Issuer") and amends the initial statement on Schedule 13D dated December 16, 1994 and all prior amendments thereto (collectively, the "Initial Statement"). This Amendment No. 6 is being filed to report the expiration of the Four Dollar Warrants (as previously defined in Amendment No. 5) without exercise thereof or consideration therefor. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Initial Statement. The information set forth in the Initial Statement is amended as set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND.

                 Updated information concerning the identity of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The aggregate number of Shares of which each of the Reporting Persons may be deemed a beneficial owner is 19,909,999 (approximately 40.27% of the total number of Shares which would be outstanding assuming the exercise or conversion by Phoenix Partners of all of the convertible securities that it currently holds). This number consists of (i) 12,809,999 Shares held by Phoenix Partners, (ii) 4,000,000 Shares issuable to Phoenix Partners upon exercise of the 4,000,000 warrants presently exercisable by Phoenix Partners pursuant to the terms of the Warrant Agreement, (iii) the 2,500,000 Shares issuable to Phoenix Partners pursuant to the terms of the Second Warrant Agreement, and (iv) 600,000 Shares issuable upon exercise of the 600,000 warrants issued to Phoenix Partners pursuant to the Second Conversion Warrants.

                 (c) Pursuant to the Four Dollar Warrant Agreement (as previously reported in Amendment No. 5), the Four Dollar Warrants could be exercised at $4.00 per Share for the period beginning on December 18, 1995 and ending on the earlier of (i) 120 days after December 18, 1995 and (ii) 25 business days subsequent to the Acquisition Date. The Acquisition Date occurred on December 22, 1995. As such, Phoenix Holdings and Quantum Industrial had until 25 business days subsequent to December 22, 1995 to exercise the Four Dollar Warrants. The Four Dollar Warrants were not exercised; therefore, on January 31, 1996, the Four Dollar Warrants expired. Consequently, Phoenix Holdings, Quantum Industrial, and any Reporting Person who may be deemed the beneficial owner of all the securities held by either Phoenix Holdings or Quantum Industrial, are no longer deemed the beneficial owners of the Four Dollar Warrants as previously reported in Amendment 5.

                          The August Letter Agreement provided that if the
System has not been installed in China in connection with an airline of comparable size to Hainan Airlines and/or the System is not operational within 90 days of August 3, 1995, the Issuer would issue to Phoenix Partners the 140,000 Additional Warrants. In consideration of the issuance of the Second Conversion Warrants, Phoenix Partners agreed that the Additional Warrants would be issued only on the condition that the System has not been installed in China in connection with an airline of comparable size to Hainan Airlines and/or the System is not operational on or before January 15, 1996. Discussions between the Issuer and Phoenix Partners are currently underway to determine whether this condition has been met in full. Thus the 140,000 Additional Warrants have not yet been received and the Shares into which the Additional Warrants would be convertible are not reported herein.

                                                             Page 12 of 16 Pages


                          Pursuant to the September Letter Agreement, Phoenix
Partners purchased a Tranche D Note in the principal amount of $1,200,000 and converted such Tranche D Note into 1,200,000 Shares at a conversion price of $1.00 per Share. However, if the Issuer were to fail to meet certain operational targets by January 15, 1996, the conversion price would be adjusted so that the conversion will be deemed to have occurred at a lower price, with an absolute minimum conversion price of $0.60 per Share. Upon any deemed change in the conversion price in the Tranche D Note purchased and converted on September 15, 1995, the Issuer will issue to Phoenix Partners certificates representing such additional Shares. Discussions between the Issuer and Phoenix Partners are currently underway to determine whether the operational targets have been met in full. Thus there has been no adjustment in the conversion price and the Shares which would be received as a result of any decrease in conversion price are not reported herein.

                          Except for the expiration of the Four Dollar Warrants
described above in response to this Item 5(c) (and pending resolution of the matters referenced in the previous two paragraphs), there have been no transactions in the Shares effected since December 12, 1995 (the most recent filing on Schedule 13D).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 (a) Joint Filing Agreement, dated as of December 16, 1994 by and between S-C Phoenix Partners, S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros, Winston Partners, L.P., Chatterjee Fund Management, L.P. and Dr. Purnendu Chatterjee (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                 (b) Power of Attorney dated December 16, 1994 granted by Quantum Industrial Partners LDC in favor of Mr. Sean Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                 (c) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean Warren (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                 (d) Power of Attorney dated November 18, 1994 granted by Winston Partners, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit J to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

                 (e) Power of Attorney dated November 18, 1994 granted by Chatterjee Fund Management, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit K to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

                 (f) Power of Attorney dated November 18, 1994 granted by Dr. Purnendu Chatterjee in favor of Mr. Peter A. Hurwitz (filed as Exhibit L to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

                 (g) Warrant Agreement dated December 7, 1995 between S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC and Phoenix Information Systems Corp. (filed as Exhibit W to Amendment No. 5 to the Initial Statement and incorporated herein by reference).

                                                             Page 13 of 16 Pages


                 (h) Letter Agreement dated August 3, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit O to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

                 (i) Letter Agreement dated September 15, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit S to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

                                                             Page 14 of 16 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 7, 1996           S-C PHOENIX PARTNERS

                                  By:     S-C Phoenix Holdings, L.L.C.

                                          By:  /s/ Sean C. Warren
                                             -----------------------------------
                                                   Sean C. Warren
                                                   Manager


Date:  February 7, 1996           QUANTUM INDUSTRIAL PARTNERS LDC

                                  By: /s/ Sean C. Warren
                                     -------------------------------------------
                                          Sean C. Warren
                                          Attorney-in-Fact


Date:  February 7, 1996           QIH MANAGEMENT INVESTOR, L.P.

                                  By:     QIH MANAGEMENT, INC., general partner

                                          By:  /s/ Sean C. Warren
                                             -----------------------------------
                                                   Sean C. Warren
                                                   Vice President

Date:  February 7, 1996           QIH MANAGEMENT, INC.

                                  By: /s/ Sean C. Warren
                                      ------------------------------------------
                                          Sean C. Warren
                                          Vice President


Date:  February 7, 1996           S-C PHOENIX HOLDINGS, L.L.C.

                                  By: /s/ Sean C. Warren
                                     -------------------------------------------
                                          Sean C. Warren
                                          Manager

                                                             Page 15 of 16 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 7, 1996                    GEORGE SOROS

                                           By:  /s/ Sean C. Warren
                                                --------------------------------
                                                Sean C. Warren
                                                Attorney-in-Fact


Date:  February 7, 1996                    WINSTON PARTNERS, L.P.

                                           By:  /s/ Peter A. Hurwitz
                                                --------------------------------
                                                Peter A. Hurwitz
                                                Attorney-in-Fact


Date:  February 7, 1996                    CHATTERJEE FUND MANAGEMENT, L.P.

                                           By:  /s/ Peter A. Hurwitz
                                                --------------------------------
                                                Peter A. Hurwitz
                                                Attorney-in-Fact


Date:  February 7, 1996                    PURNENDU CHATTERJEE

                                           By:  /s/ Peter A. Hurwitz
                                                --------------------------------
                                                Peter A. Hurwitz
                                                Attorney-in-Fact

                                                             Page 16 of 16 Pages



                                    ANNEX A


                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                               Scott K. H. Bessent
                               Walter Burlock
                               Stanley Druckenmiller
                               Jeffrey L. Feinberg
                               Arminio Fraga
                               Gary Gladstein
                               Robert K. Jermain
                               David N. Kowitz
                               Elizabeth Larson
                               Alexander C. McAree
                               Paul McNulty
                               Gabriel S. Nechamkin
                               Steven Okin
                               Dale Precoda
                               Lief D. Rosenblatt
                               Mark D. Sonnino
                               Filiberto H. Verticelli
                               Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.